QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FIRST QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the first quarter ended July 31, 2003 and 2002. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

OVERVIEW

        This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Introduction

        Leitch is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

        Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video. Although their current product offerings are distinct, the three product lines are closely interrelated and share resources. This organizational structure may change as customer requirements and technology evolve.

        The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to consider strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

        The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have typically trended in the 50-55% range for the past few years, although volume and currency fluctuations can have a significant impact on margin. At the Company's revenue levels during the last two quarters, gross margin has fallen to the 45-50% range, although the Company expects to return to historical margin levels, through a combination of cost reductions and expected improvements in volumes. Due to the high margins, profitability is significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, selling and administrative and research and development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without impacting the Company's ability to grow when the markets return. The Company undertook an expense reduction plan in the first quarter to remove 5-10% of the cost base and will be reviewing further areas in order to accelerate the Company's return to profitability.

Business Developments

        On July 17, 2003, the Company's President and Chief Executive Officer ("CEO"), Margaret Craig, announced her resignation from the Company. At that time, the Board of Directors appointed Stan Kabala, a director of the Company since June 1996, as Interim President and CEO. In addition, the Board of Directors appointed Salil Munjal as Chief Operating Officer. Mr. Munjal has served the Company in a number of capacities, including most recently as Vice President, Corporate Development, and also as General Counsel. The Board has also commenced a search for a permanent CEO.

        On August 12, 2003, the Company entered into an agreement with an underwriting syndicate whereby the underwriters agreed to buy 4,450,000 common shares from the Company and sell to the public at a price of $4.50 per common share, representing a gross issuance of $20,025,000. Closing occurred on August 29, 2003. Leitch has granted the underwriters an over-allotment option to purchase up to an additional 445,000 Common Shares, exercisable at any time until 30 days following closing.

        During the first quarter, the Company commenced a number of cost cutting initiatives including the relocation of the Company's U.S. head office from Chesapeake, VA, to its existing facility in Burbank, CA; the relocation of the Company's U.K. research and development ("R&D") functions to Toronto, Ont.; and other administrative reductions. As a result of these efforts, the Company's headcount declined from 801 at April 30, 2003, to 768 at July 31, 2003. The expense reduction initiatives undertaken in the first quarter will result in a further reduction of headcount to approximately 750 based on the number of employees already given notice. While no additional staff reductions have been identified, the Company will continue to review its expense base for further efficiencies or reductions that will not significantly impact the Company's ability to execute its strategy.

Results of Operations

Definitions

        Over the past few years, the Company has focused its analysis on "Net Operating Income (Loss)," which was defined as earnings (loss) from continuing operations before amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). During the first quarter ended July 31, 2003, the Company changed its focus to Net earnings (loss) as calculated under Canadian Generally Accepted Accounting Principals ("GAAP"). This change has been made since differences between Net Operating Income (Loss) and Net earnings (loss) are not significant in the current quarter, and as part of the general market and regulatory trend away from the use of non-GAAP earnings measures.

Revenue

        Revenue for the quarter ended July 31, 2003, totaled $37.5 million, a decrease of $9.5 million or 20% over the $47.0 million earned during the first quarter of the preceding fiscal year and a decrease of $0.7 million or 2%, compared to revenue of $38.2 million during the previous quarter ended April 30, 2003. Order flow improved during the quarter to $45 million from $41 million in the prior quarter; however, a portion of these orders were not scheduled to be shipped during the first quarter, at the customer's request. As a result, the Company is going into the next quarter with a strong backlog. The Company's revenue has also been adversely impacted by the strengthening Canadian dollar against the U.S. dollar.

Product Revenue

        The following table summarizes the revenue from the Company's product segments:

	Three months ending
($ millions)	July 31, 2003%		April 30, 2003%		July 31, 2002%
Product Segment
VP&D	$25.6	68%	$27.3	71%	$34.6	74%
Servers	8.5	23%	5.7	15%	8.6	18%
Post Production	3.4	9%	5.2	14%	3.8	8%

Total Revenue	$37.5	100%	$38.2	100%	$47.0	100%

The Company generated approximately 68% of its revenues from VP&D, 23% from Servers and 9% from Post during the quarter ended July 31, 2003. This mix is consistent with the last few years, and the Company does not expect a significant shift in the revenue split across product segments going forward.

        Revenue from VP&D decreased from $34.6 million during the three months ending July 31, 2002, to $25.6 million during the three months ending July 31, 2003, a decrease of 26%. Revenue from VP&D decreased $1.7 million or 6% compared to the $27.3 million earned in the fourth quarter of fiscal 2003. Revenue from Servers was consistent at $8.6 million during the three months ending July 31, 2002, compared to $8.5 million during the three months ending July 31, 2003, a decrease of 1%. Revenue from Servers increased $2.8 million or 49% compared to the $5.7 million earned in the fourth quarter of fiscal 2003, due to certain projects in the Pacific Rim. Revenue from Post decreased from $3.8 million during the three months ending July 31, 2002, to $3.4 million during the three months ending July 31, 2003, a decrease of 11%. Revenue from Post decreased $1.8 million or 35% compared to the $5.2 million earned in the fourth quarter of fiscal 2003.

        Revenue across all product lines was adversely impacted by the strengthening Canadian dollar against the U.S. dollar. VP&D revenue has declined due to timing of shipments requested by customers and general market conditions. The Company introduced a large number of new products at the recent NAB show and certain of the new products began shipping in the first quarter while others will begin shipping in the second quarter. The Server product line had a strong quarter, although it is important to note that Server revenue tends to be project driven and can fluctuate significantly from quarter to quarter. Post revenue dropped from the prior quarter as the Company saw softness in demand across all geographic regions.

Geographic Revenue

        The following table summarizes the revenue from the Company's geographic segments:

	Three months ending
($ millions)	July 31, 2003%		April 30, 2003%		July 31, 2002%
Geography
United States	$17.3	46%	$18.8	49%	$26.0	55%
Europe	7.0	19%	6.9	18%	8.5	18%
Non-US Americas	4.8	13%	6.9	18%	7.5	16%
Pacific Rim	8.4	22%	5.6	15%	4.9	11%

Total Revenue	$37.5	100%	$38.2	100%	$46.9	100%

The Company generated approximately 46% of its revenues in the United States, 19% in Europe, 22% in Pacific Rim and 13% in Non-U.S. Americas. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. Over the next few years, some shift toward the Pacific Rim is anticipated as growth in that region is expected to exceed that of more mature markets.

        The United States had a revenue decrease of 34% from $26.0 million in the first quarter of fiscal 2003 to $17.3 million in the first quarter of fiscal 2004. Revenue in the United States decreased $1.5 million or 8% compared to the $18.8 million earned in the fourth quarter of fiscal 2003. Europe had a revenue decrease of 18% from $8.5 million in the first quarter of fiscal 2003 to $7.0 million in the first quarter of fiscal 2004. Revenue in Europe increased $0.1 million or 1% compared to the $6.9 million earned in the fourth quarter of fiscal 2003. Revenue from the Non-U.S. Americas decreased from $7.5 million in the first quarter of fiscal 2003 to $4.8 million in the first quarter of fiscal 2004, a decrease of 36%. Revenue in Non-U.S. Americas decreased $2.1 million or 30% compared to the $6.9 million earned in the fourth quarter of fiscal 2003. Revenue in the Pacific Rim increased from $4.9 million in the first quarter of fiscal 2003 to $8.4 million in the first quarter of fiscal 2004, an increase of 71%. Revenue in the Pacific Rim increased $2.8 million or 50% compared to the $5.6 million earned in the fourth quarter of fiscal 2003.

        The strengthening Canadian dollar as well as a slower than expected recovery in North American spending impacted revenue in the United States and non-US Americas. The decrease in revenue in Europe was primarily a result of timing of shipments, as incoming orders in Europe were very strong. Non-U.S. Americas and Pacific Rim revenue fluctuate widely each quarter.

Gross Margin

        Gross margin as a percentage of revenue was 46% in the first quarter of fiscal 2004 compared to 53% in the first quarter of fiscal 2003 and 46% in the previous quarter. Gross margin has been consistent during the past two quarters at current revenue levels. The decline in gross margin compared to the prior year quarter resulted from a combination of fixed overheads spread over a lower production volume as well as foreign currency fluctuations.

        At current revenue levels, the Company expects gross margin to remain in the 45% to 50% range. Moderate fluctuations in revenue will have an impact on gross margin, as the fixed costs of the Company's manufacturing operations are spread over different production volumes.

Research and Development

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the professional video industry. This investment drives future revenues and margins through new product introductions and more cost-effective designs. R&D spending does not fluctuate directly with current revenues; however, the Company monitors this spending in relation to revenues and will adjust spending when appropriate. During the first quarter of fiscal 2004, the Company took steps to reduce R&D costs by consolidating certain VP&D and Post functions and facilities, without adversely affecting product development.

        Investment in R&D, net of investment tax credits, in the first quarter of fiscal 2004 was $8.0 million or 21% of revenue, down from $8.1 million or 17% of revenue in the first quarter of fiscal 2003 and down from $8.6 million or 23% of revenue in the fourth quarter of fiscal 2003. The Company's R&D investment decreased from the prior quarter primarily due to reduced spending on materials and prototypes. The Company expects to see additional cost savings in R&D over the next two quarters as cost cutting initiatives are fully reflected in the Company's financial results.

Selling and Administrative Expenses

        Selling and administrative expenses decreased by 18% in the first quarter of fiscal 2004 to $13.6 million from $16.5 million in the first quarter of fiscal 2003. Selling and administrative costs decreased by $3.9 million or 22% from $17.5 million in the previous quarter. Selling and administrative expenses were reduced significantly during the quarter due to a combination of expense reduction plans, deferral of certain expenses and the effects of foreign exchange. See the "Other Charges" section below for additional information. During the fourth quarter of each year, the Company attends the National Association of Broadcasters ("NAB") tradeshow, which increases selling and administrative expenses in that quarter. Selling and administrative expenses were 36% of revenue in the first quarter of fiscal 2004, compared to 35% of revenue in the first quarter of fiscal 2003 and 46% of revenue in the fourth quarter of fiscal 2003.

        Selling and administrative expenses include sales, customer service, marketing and administration. For the most part, this expense base is fixed in nature and does not correlate directly with revenue. Over the past few years, and more significantly during the past quarter, the Company has been working to reduce expenses without impairing its ability to respond when capital spending returns.

Other Charges

        The Company announced in May that it would be reducing its expense base by 5 - 10%, and a portion of that reduction was realized in the first quarter. All of the employees impacted by the changes were notified by the end of the first quarter, and the majority of the net reductions were completed by the end of the first quarter. The Company took a one-time charge of $2.9 million to reflect the costs of these expense reductions, mostly made up of severance.

Goodwill and Acquired Technology

        During the fourth quarter of fiscal 2003, the Company wrote off its entire balances of goodwill and acquired technology. This resulted in a non-cash charge of $83.1 million during the fourth quarter of fiscal 2003. During the first quarter of fiscal 2003, the Company booked $1.5 million for amortization of acquired technology.

Net Loss

        Net loss during the first quarter of fiscal 2004 was ($5.1 million) or ($0.17) per share compared to ($1.4 million) or ($0.05) per share in the first quarter of fiscal 2003 and ($91.8 million) or ($3.08) per share in the previous quarter. The increase in the loss compared to the prior year quarter is primarily due to reduced revenue levels. The restructuring charge incurred during the first quarter of fiscal 2004 was offset by expense reductions and foreign currency impacts. The decrease in the loss from the prior quarter is primarily due to the goodwill and acquired technology write offs mentioned above as well as the NAB tradeshows costs incurred during the fourth quarter of each fiscal year.

Liquidity and Capital Resources

Cash Position

        At July 31, 2003, the Company's cash and cash equivalents position was $15.1 million compared to $18.6 million at the end of the last fiscal year. The primary reason for the decrease in cash and cash equivalents is the net loss incurred by the Company.

        On August 29, 2003, the Company completed a public offering of 4,450,000 common shares at a price per share of $4.50 for gross proceeds of $20,025,000. Leitch has granted the underwriters an option to purchase up to 445,000 additional common shares to cover over-allotments, which may be exercised for a 30-day period after closing of the offering. The proceeds of the offering are to be used for acquisitions, working capital and general corporate purposes. The Company accesses the capital markets from time-to-time for a variety of purposes. As at July 31, 2003, the Company has no availability to draw on its lines of credit. The Company has no current requirement to draw on the facility and is in discussions with bankers to put in a facility to result in greater access to funds. The Company expects to have a new facility in place by the end of its second quarter, October 31, 2003.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $44.4 million at July 31, 2003, from $47.4 million at April 30, 2003, and $56.5 million at July 31, 2002. Additions to capital assets were $0.3 million during the first quarter of fiscal 2004 and were financed from cash balances.

        The Company plans to spend less than $5.0 million on capital projects during fiscal 2004, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flows from operations. The Company is also considering certain real estate divestitures during fiscal 2004, depending on market conditions.

Critical Accounting Policies and Estimates

        The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company's 2003 Audited Consolidated Financial Statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

        The Company derives its revenue from direct sales to professional video customers as well as through dealers and systems integrators, which also sell to professional video customers. Customers typically issue standard purchase orders to the Company, or, in the case of more complex installations, project specific contracts are signed. The Company recognizes product revenue upon shipment to the customer as performance has occurred, all customer-specified acceptance criteria have been tested and met, and the earnings process is considered complete.

Income Taxes

        The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

        The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Restructuring Charges

        The Company recorded a $2.9 million restructuring charge during the first quarter of fiscal 2004, primarily for workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges are primarily employee severance and benefit costs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

Risk Factors

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards, and the Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

        These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology

        There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including NAB in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

        During the past three quarters, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's U.S. dollar exposure. The Company has hedged approximately 65% of its forecasted net U.S. dollar cash flow exposure in fiscal 2004 at rates above spot rates at July 31, 2003.

Carrying Value of Future Tax Assets

        The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Product Defects

        If any of the Company's products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company's financial performance.

Third-Party Suppliers

        The Company uses third-party suppliers for all components used in the Company's systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company's business operations and prospects.

Reliance on Dealers and Systems Integrators

        A significant portion of the Company's sales are sourced, developed and closed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch's products, may experience financial difficulties or even close operations. In addition, the Company's dealers and retailers are not contractually obligated to sell Leitch's products. Therefore, they may, at any time, refuse to promote or pay for the Company's products. Also, since many of the Company's distribution arrangements are non-exclusive, resellers may carry competitors' products and could discontinue the Company's products in favour of competitors' products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

        The broadcasting and communications industries are regulated by the Federal Communications Commission in the U.S., the Canadian Radio-television and Telecommunications Commission in Canada and by similar regulatory bodies in Europe. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

Outlook

        The Company's long-term outlook is unchanged. The Company's short-term financial strategy is to conserve cash while continuing to manage its expenses and balance sheet with a view to returning to profitability. The Company has announced that its cost structure will be optimized, and accordingly the Company expects to return to profitability independent of an increase in capital spending in the professional video market. The Company also continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not significantly compromised its research and development capabilities and recently launched a number of award-winning products that are improving customers' businesses.

        The Company believes that its markets continue to have opportunity for future long-term growth although the timing for this growth is uncertain. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high-quality video to communicate with employees, customers and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

        The Company believes that it can grow faster than its end markets by developing or acquiring products that address new and existing market needs and by providing unequaled service in all of its product lines. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new product categories and shifting opportunities for market leadership.

Stan J. Kabala Interim President & Chief Executive Officer August 26, 2003	Reg Tiessen Chief Financial Officer

FIRST QUARTER REPORT 2004

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	July 31, 2003	April 30, 2003
Assets
Current assets:
Cash and cash equivalents	$ 15,122	$ 18,560
Accounts receivable	28,540	29,916
Inventory	56,957	56,873
Future income taxes	2,935	5,705
Income taxes recoverable	1,012	1,153
Prepaid expenses and other assets	5,742	6,128

	110,308	118,335
Capital assets	44,359	47,403
Future income taxes	22,205	20,020
Investments in partly owned businesses	1,702	1,708

	$ 178,574	$ 187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 25,826	$ 24,837
Income taxes payable	136	39

	25,962	24,876
Future income taxes	4,160	5,407
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation account	(2,834)	841 _>
Retained earnings (deficit)	(62,780)	(57,724)

	148,452	157,183
Commitments and contingencies

	$ 178,574	$ 187,466

The accompanying notes form an integral part of these consolidated financial statements.

FIRST QUARTER REPORT 2004

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002
Revenue	$ 37,524	$ 46,953
Cost of goods sold	20,332	22,159

Gross margin	17,192	24,794
Expenses (income)
Selling and administrative expenses	13,585	16,501
Gross research and development	8,798	8,938
Investment tax credits	(774)	(884)
Other charges (note 3)	2,918	—
Interest income, net	(42)	(12)

	24,485	24,543

Earnings (loss) before amortization, equity interest and income taxes	(7,293)	251
Amortization of acquired technology	—	1,508
Equity interest in losses of partly owned businesses	6	50

Loss before income taxes	(7,299)	(1,307)
Income taxes (recovery)	(2,243)	78

Net loss	$ (5,056)	$ (1,385)

Loss per share:
Basic	$ (0.17)	$ (0.05)
Diluted	$ (0.17)	$ (0.05)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782
Diluted	29,782	29,782

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(In thousands of Canadian dollars — Unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002
Retained earnings (deficit), beginning of period	$ (57,724)	$ 40,772
Net loss	(5,056)	(1,385)

Retained earnings (deficit), end of period	$ (62,780)	$ 39,387

The accompanying notes form an integral part of these consolidated financial statements.

FIRST QUARTER REPORT 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002
Cash flows provided by (used in):
Operating activities:
Net loss	$ (5,056)	$ (1,385)
Items not involving cash:
Depreciation	2,933	3,083
Future income taxes	(1,246)	(1,318)
Amortization of acquired technology	—	1,508
Equity interest in losses of partly owned businesses	6	50
Loss on disposal of capital assets	68	144
Net change in non-cash balances related to operations	2,570	388

Cash flows provided by (used in) continuing operations	(725)	2,470
Cash flows used in discontinued operations	—	(502)

Cash flows provided by (used in) operating activities	(725)	1,968
Financing activities:
Cash flows provided by financing activities	—	—
Investing activities:
Investment in capital assets	(333)	(2,317)
Proceeds from disposal of capital assets	—	2,850

Cash flows provided by (used in) investing activities	(333)	533
Change in cash balances due to foreign exchange	(2,380)	370

Increase (decrease) in cash and cash equivalents	(3,438)	2,871
Cash and cash equivalents, beginning of period	18,560	7,942

Cash and cash equivalents, end of period	$ 15,122	$ 10,813

Supplementary cash flow information:
Income taxes paid	$ —	$ 336
Interest paid	3	74

The accompanying notes form an integral part of these consolidated financial statements.

FIRST QUARTER REPORT 2004
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.  SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.  HEDGING RELATIONSHIPS

On May 1, 2003, the Company adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which establishes certain conditions for when hedge accounting may be applied. The Company uses derivative financial instruments for risk management purposes and designates them as cash flow hedges. The Company records the derivative's gain or loss into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

3.  OTHER CHARGES

During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce net headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $2,268 has not been paid at July 31, 2003 and will be paid over the balance of fiscal 2004.

        The Company has also announced that it will be looking into additional expense cuts, however no formal plans have been made, and accordingly, no charges have been accrued.

4.  BANKING FACILITIES

The Company has a 364-day revolving operating bank line of up to Cdn. $30,000,000, bearing interest at a variable rate based on the bank's prime lending rate or U.S. dollar base rate plus a spread based on certain financial ratios. The spread at April 30, 2003 was 0.25%. In addition, the Company is obligated to pay a commitment fee based on certain financial ratios (2003 — 0.375%) on the unused portion. The line is secured by substantially all of the accounts receivable of the Company. No amounts were drawn under the facility at April 30, 2003 and 2002. At July 31, 2003, the Company had no availability to draw funds from the facility.

5.  STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

        For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

        The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three months ended July 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Net loss
As reported	($5,056)	($1,385)
Pro forma	($5,376)	($1,660)

Loss per share as reported
Basic	($0.17)	($0.05)
Fully diluted	($0.17)	($0.05)

Loss per share pro forma
Basic	($0.18)	($0.06)
Fully diluted	($0.18)	($0.06)

        The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for the three months ended July 31, 2003 was $1.57. The Company had no stock option grants during the three months ended July 31, 2002. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Risk free interest rate	3.4%	—
Expected life	4.3 years	—
Expected volatility	51.7%	—
Expected dividends	—	—

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

6.  SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)  Industry Segments

Three months ended July 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$25,614	$8,463	$3,447	—	—	$37,524
Internal	—	—	—	1,152	(1,152)	—

	25,614	8,463	3,447	1,152	(1,152)	$37,524

Contribution margin	6,148	2,214	806	1,152	(1,152)	9,168
Selling and administrative						13,585
Other charges						2,918
Interest income						(42)

Loss before amortization, equity interest and income taxes						(7,293)

Total assets	$123,927	$30,375	$15,946	$8,326	—	$178,574
Capital asset expenditures	243	59	31	—	—	333

Three months ended July 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$34,562	$8,636	$3,755	—	—	$46,953
Internal	—	—	—	1,152	(1,152)	—

	34,562	8,636	3,755	1,152	(1,152)	$46,953

Contribution margin	13,276	2,280	1,184	1,152	(1,152)	16,740
Selling and administrative						16,501
Interest income						(12)

Earnings before amortization, equity interest and income taxes						251

Total assets	$184,940	$55,725	$51,140	$10,239	—	$302,044
Capital asset expenditures	1,469	442	406	—	—	2,317

b)  Geographic Segments

Three months ended July 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$17,254	$7,044	$4,807	$8,419	$37,524
Identifiable assets	53,267	31,267	84,849	9,191	178,574
Goodwill and acquired technology	—	—	—	—	—

Three months ended July 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$26,013	$8,528	$7,514	$4,898	$46,953
Identifiable assets	69,592	31,487	106,280	7,111	214,470
Goodwill and acquired technology	20,632	12,934	54,008	—	87,574

7.  NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

        The net change in non-cash balances related to continuing operations is as follows:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Accounts receivable	$690	$4,384
Inventory	(84)	145
Income taxes	304	(101)
Prepaid expenses and other assets	328	(766)
Accounts payable and accrued liabilities	1,332	(3,274)

	$2,570	$388

8.  SUBSEQUENT EVENTS

        On August 14, 2003, the Company filed a preliminary prospectus for the issuance of 4,450,000 common shares for gross proceeds of $20,025. The closing of the offering is subject to final receipts from the applicable securities commissions.

9.  COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

QuickLinks

FIRST QUARTER REPORT 2004
FIRST QUARTER REPORT 2004
FIRST QUARTER REPORT 2004
FIRST QUARTER REPORT 2004
FIRST QUARTER REPORT 2004 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)